Exhibit 12

GENERAL MOTORS COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	Successor					Predecessor
	Years Ended December 31,				July 10, 2009 Through December 31, 2009	January 1, 2009 Through July 9, 2009
	2013	2012	2011	2010
Income (loss) from continuing operations before income taxes and equity income(a)	$5,648	$(30,257)	$5,985	$5,737	$(5,283)	$107,776
Fixed charges excluding capitalized interest	1,206	943	960	1,326	779	5,548
Amortization of capitalized interest	18	12	7	1	—	46
Equity income of Ally Financial, Inc.	—	—	—	—	—	(1,380)
Dividends from nonconsolidated affiliates	661	1,544	1,350	1,171	422	112
Earnings (losses) available for fixed charges	$7,533	$(27,758)	$8,302	$8,235	$(4,082)	$112,102

Interest and related charges on debt	$1,070	$805	$799	$1,155	$707	$5,444
Portion of rentals deemed to be interest	136	138	161	171	72	104
Interest capitalized in period	81	117	91	62	26	28
Total fixed charges	1,287	1,060	1,051	1,388	805	5,576
Preferred stock dividends grossed up to a pre-tax basis	2,528	859	844	1,703	162	—
Combined fixed charges and preferred stock dividends	$3,815	$1,919	$1,895	$3,091	$967	$5,576

Ratio of earnings to fixed charges	5.85		7.90	5.93		20.10
Ratio of earnings to combined fixed charges and preferred stock dividends	1.97		4.38	2.66		20.10
________

(a)	Includes Reorganization gains, net of $128.2 billion in the period January 1, 2009 through July 9, 2009.

Earnings in the year ended December 31, 2012 and the period July 10, 2009 through December 31, 2009 were inadequate to cover combined fixed charges and preferred stock dividends by $29.7 billion and $5.0 billion.